BlockCross ATS Form ATS-N Correcting Amendment

Exhibit 3

Part III

Item 4:   Hours of Operations

a. *Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.*

The ATS accepts orders from ~~2~~5:30 p.m. ~~a.m.~~ ET the night before each trading day through ~~to~~ 4:45 p.m. ET each normal trading day. The ATS matches and executes orders from 9:30 a.m. ET to 4 p.m. ET on normal trading days. During market holidays or shortened trading days this period of operation will be amended. Orders received when the ATS is not in operation are rejected and open orders, if any, are canceled back at the end of trading hours.

b. *Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

Item 10:   Opening and Reopening

a. *Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.*

The ATS does not perform an opening or reopening cross. The ATS opens for trading on a security-by-security basis. Trading in a security begins once the ATS has received a last sale eligible print in a security, during regular market hours, as reported by the SIP. Once the ATS receives a last sale eligible print in a security, the ATS applies the standard prioritization, matching, and execution rules noted in Part III Item 11(c).

~~The ATS will accept orders beginning at 2:00 am .~~ For priority purposes, an order's receipt time is the actual time of receipt by the ATS, regardless of whether an order is received prior, or during, regular trading hours (e.g., an order received at 2:30 a.m. ET has priority over an order received at 6:00 a.m. ET, and both orders have priority over an order received at 9:45 a.m. ET).

When the ATS has received a notice that a security is subject to a regulatory halt, the ATS automatically halts trading in the security. The ATS does not cancel open order interest and continues to accept orders in a halted security. Order time of receipt, for priority purposes, is the time the order was actually received by the ATS system, and is not impacted by a trading halt (unless the trading halt delays the ATS' receipt of the relevant order). The ATS will resume trading in the security once it receives notice that the regulatory halt has been lifted.

Activity Alerts are not generated until the security has opened for trading on the ATS. Subscribers may generate Subscriber Generated IOIs, and receive Agency IOIs even if the security has not opened for trading on the ATS.